EXHIBIT 99.1

AGENDUM 1: CONTRACT EXTENSION FOR SPECIAL MONEY TRUST FOR TREASURY STOCK

In accordance with Article 189-2 of the Securities and Exchange Act and Article 84-3 of the Enforcement Decrees to the Act, we hereby resolve to extend the contract period for the Special Money Trust Contract

1.   Purpose: To stabilize the stock price of the Company

2.   Amount: KRW 103.3 billion

3.   Contract Date and Term
     - Contract Date: Nov. 5, 2003
     - Term: Nov. 5, 2003 ~ Nov. 4, 2004

4.   Trust Company: Hana Bank


AGENDUM 2: ADJUSTMENT TO THE EXERCISE PRICE AND THE NUMBER OF SHARES
           GRANTED OF THE STOCK OPTION DISPOSAL OF TREASURY STOCKS

In accordance with the cancellation of treasury shares, adjustment to the exercise price and the number of shares granted is agreed as follows.

1. Provision: Agreement on Grant of Stock option (Article 5) (Adjustment to the exercise price and the number of shares granted)

2.   Stock Option Rights to be adjusted
     -  Basis : Apply "Standard Model for Stock Option" by KLCA
                (Korean Listed Companies Association)
     -  No. of Shares granted : 2% of Deduction (The details of adjustment attached)
     -  Exercise Price : No Adjustment

Grant Date                          '01.7.23       '02.4.27        '02.9.18       '03.4.26        Total
----------                          --------       --------        --------       --------        -----
Recipients                               36               6               2            24              68
No. of Shares      Before           449,406          58,200          21,340       141,500         670,446
      Granted      After            440,422          57,036          20,913       138,670         657,041
Exercise Price (Won)                 98,900         136,400         116,100       102,900               -

3. THE DETAILS OF ADJUSTMENT TO THE EXERCISE PRICE AND THE NUMBER OF SHARES GRANTED

           Position                            Name            No. of shares granted     Grant Date
        --------------                         ----            ---------------------     ----------
        (when granted)                                           Before       After
                                                                -------      -------
-------------------------------------------------------------------------------------------------------
              CEO                          Sang-Boo Yoo          94,093       92,211       7/23/01
-------------------------------------------------------------------------------------------------------
           President                       Ku-Taek lee           47,047       46,106       7/23/01
-------------------------------------------------------------------------------------------------------
Senior Executive Vice President           Yong-Woon Kim          18,819       18,443       7/23/01
-------------------------------------------------------------------------------------------------------
Senior Executive Vice President           Moon-Soo Park          18,819       18,443       7/23/01
-------------------------------------------------------------------------------------------------------
Senior Executive Vice President           Chang-Ho Kang          18,819       18,443       7/23/01
-------------------------------------------------------------------------------------------------------
   Executive Vice President                Soo-Yang Han          14,114       13,832       7/23/01
-------------------------------------------------------------------------------------------------------
   Executive Vice President                Won-Pyo Lee           14,114       13,832       7/23/01
-------------------------------------------------------------------------------------------------------
   Executive Vice President              Kwang-Woong Choi        11,291       11,065       7/23/01
-------------------------------------------------------------------------------------------------------
   Executive Vice President               Chung-Sik Shin         11,291       11,065       7/23/01
-------------------------------------------------------------------------------------------------------
   Executive Vice President                Jung-Won Kim          11,291       11,065       7/23/01
-------------------------------------------------------------------------------------------------------
   Executive Vice President              Seong-Yong Shin         11,291       11,065       7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Jung-Woo Park          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Won-Chul Hwang         9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Sung-Hwan Kim          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Tae-Hyun Hwang         9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Yong-Keun Kim          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Kwang-Hee Han          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                 Dong-Jin Kim          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Soo-Chul Shin          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                 Moon-Chan Ko          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Chin-Cheon Kim         9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                   Youn Lee            9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President               Kyeong-Ryul Ryoo        9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Soung-Sik Cho          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Jong-Tae Choi          9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
        Vice President                   Hwang-Kyu Hwang         9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
        Vice President                       Song Kim            9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
        Vice President                      Woo-In Lee           9,409        9,221        7/23/01
-------------------------------------------------------------------------------------------------------
       Outside Director                    Ung-Suh Park          2,352        2,305        7/23/01
-------------------------------------------------------------------------------------------------------
       Outside Director                  Jae-Young Chung         2,352        2,305        7/23/01
-------------------------------------------------------------------------------------------------------
       Outside Director                   Guil-Soo Shin          2,352        2,305        7/23/01
-------------------------------------------------------------------------------------------------------
       Outside Director                    Jong-Won Lim          2,352        2,305        7/23/01
-------------------------------------------------------------------------------------------------------
       Outside Director                       Samuel             2,352        2,305        7/23/01
                                           F.Chevalier
-------------------------------------------------------------------------------------------------------
       Outside Director                      Soon Kim            2,352        2,305        7/23/01
-------------------------------------------------------------------------------------------------------

           Position                            Name            No. of shares granted     Grant Date
        --------------                         ----            ---------------------     ----------
        (when granted)                                           Before       After
                                                                -------      -------
-------------------------------------------------------------------------------------------------------
       Outside Director                    Woo-Hee Park          2,352        2,305        7/23/01
-------------------------------------------------------------------------------------------------------
       Outside Director                   Dae-Wook Yoon          2,000        1,960        7/23/01
-------------------------------------------------------------------------------------------------------
     Senior Vice President                Jong-Doo Choi          9,700        9,506        4/27/02
-------------------------------------------------------------------------------------------------------
        Vice President                   Joon-Yang Chung         9,700        9,506        4/27/02
-------------------------------------------------------------------------------------------------------
        Vice President                     Chang-Ho Kim          9,700        9,506        4/27/02
-------------------------------------------------------------------------------------------------------
        Vice President                     Nam-Suk Hur           9,700        9,506        4/27/02
-------------------------------------------------------------------------------------------------------
        Vice President                    Chang-Kwan Oh          9,700        9,506        4/27/02
-------------------------------------------------------------------------------------------------------
        Vice President                    Jeon-Young Lee         9,700        9,506        4/27/02
-------------------------------------------------------------------------------------------------------
   Executive Vice President                Seok-Man Yun          11,640       11,407       9/18/02
-------------------------------------------------------------------------------------------------------
        Vice President                    Young-Tae Kwon         9,700        9,506        9/18/02
-------------------------------------------------------------------------------------------------------
           President                      Chang-Ho Kang          5,000        4,900        4/26/03
-------------------------------------------------------------------------------------------------------
Senior Executive Vice President            Soo-Yang Han          3,000        2,940        4/26/03
-------------------------------------------------------------------------------------------------------
Senior Executive Vice President            Won-Pyo Lee           3,000        2,940        4/26/03
-------------------------------------------------------------------------------------------------------
Senior Executive Vice President          Kwang-Woong Choi        6,000        5,880        4/26/03
-------------------------------------------------------------------------------------------------------
   Executive Vice President              Kyeong-Ryul Ryoo        5,000        4,900        4/26/03
-------------------------------------------------------------------------------------------------------
       Outside Director                    E. Han, Kim           2,500        2,450        4/26/03
-------------------------------------------------------------------------------------------------------
       Outside Director                   Hyun-Shik Yoo          2,500        2,450        4/26/03
-------------------------------------------------------------------------------------------------------
       Outside Director                   Han-Kyoung Kim         2,500        2,450        4/26/03
-------------------------------------------------------------------------------------------------------
   Executive Vice President               Kwang-Hee Han          2,000        1,960        4/26/03
-------------------------------------------------------------------------------------------------------
   Executive Vice President                Dong-Jin Kim          2,000        1,960        4/26/03
-------------------------------------------------------------------------------------------------------
   Executive Vice President               Tae-Hyun Hwang         2,000        1,960        4/26/03
-------------------------------------------------------------------------------------------------------
   Executive Vice President                  Youn Lee            2,000        1,960        4/26/03
-------------------------------------------------------------------------------------------------------
   Executive Vice President               Soung-Sik Cho          2,000        1,960        4/26/03
-------------------------------------------------------------------------------------------------------
   Executive Vice President               Jong-Tae Choi          2,000        1,960        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                   Hyun-Shik Chang         10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                     Oh-Joon Kwon          10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                    Dong-Hwa Chung         10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                      Jin-Il Kim           10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                    Chun-Hwan Lee          10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                     Dong-Hee Lee          10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                    Byung-Jo Choi          10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                    Sang-Young Lee         10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                    Hyun-Uck Sung          10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------
        Vice President                    Han-Yong Park          10,000       9,800        4/26/03
-------------------------------------------------------------------------------------------------------

AGENDUM 3: CAPITAL INCREASE PLAN OF POSCO TERMINAL CO

POSCO's participation in the proposed capital increase for confirmation of the CTS yard/facilities investment amount and income tax benefits by designation of the CTS area as the Free Economic Zone.

1.   Reason of Investment : Participation in a capital increase in line with the investment plan of POSCO Terminal Co.

2.   POSCO Investment : KRW 12,495 million

3.   Capital increase by years                            (Unit: KRW mil.)

Classification                               2003         2004         2005         Total
--------------                               ----        -----        ------        ------
POSCO Investment                              765        4,896         6,834        12,495
                                            -----        -----        ------        ------
     Total Capital Increase                 1,500        9,600        13,400        24,500
                                            =====        =====        ======        ======


AGENDUM 4 : PARTIAL CONTRIBUTION OF THE STOCKS ISSUED BY THE KOREA
            NEWS DAILY CO.

A part of the Korea Daily News Co.-issued stock shares currently held by POSCO, equivalent to 3% of a total issued and outstanding shares of the Korea Daily News Co., be contributed to Kumho Cultural Foundation.

1.   The institution to contribute the shares to: Kumho Cultural Foundation

2. Details of the contribution: 249,949 stock shares issued by the Korea Daily News Co.
     - Contribution amount: KRW 1.6 bil.(estimated net asset value as of Jun.
       2003)

     - Notwithstanding the above, the accurate amount to contribute is to be decided after stock valuation by an external party specialized in stock valuation.


AGENDUM 5: CONTRIBUTION REQUEST FOR IN-HOUSE FUND FOR EMPLOYEES' WELFARE

The Board of Directors resolves on donating to the In-house Fund for Employees' Welfare in response to shortage of the fund for the second half of 2003 & 2004 as follows.

1.   Amount : KRW 66 billion

2.   Date : October 2003 (8 billion), January 2004 (58 billion)

3.   Donee : In-house Fund for Employees' Welfare

AGENDUM 6: CASH DONATION FOR THE FLOOD VICTIMS(FOR THE POST FACTO APPROVAL)

POSCO is planning to make a cash donation to the fund for the victims to help facilitate relief activities and recovery efforts as well as to extend our care and support to the flood victims stricken by Typhoon Maemi.

1.   Amount : KRW 2 billion

2.   Trustee : National Relief Agency

3.   Date of Donation : September 18, 2003 (executed before ratification)

4.   Budget Item: Non-operating expenses (Contribution)